UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

InvenSense, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46123D 20 5

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46123D 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven S. Nasiri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,043,620
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,043,620
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,043,620
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.6%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

InvenSense, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1197 Borregas Avenue

Sunnyvale, CA 94089

Item 2.

(a)	Name of Person Filing

Steven S. Nasiri

(b)	Address of Principal Business Office or, if none, Residence

1197 Borregas Avenue

Sunnyvale, CA 94089

(c)	Citizenship

U.S.A.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”), of InvenSense, Inc.

(e)	CUSIP Number

46123D205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

11,043,620 shares includes (i) 9,433,238 shares of common stock held in The Steven S. Nasiri Living Trust (the “Trust”), of which Mr. Nasiri is Trustee; (ii) 1,502,740 shares subject to options exercisable within 60 days of January 1, 2012; and (iii) 107,642 shares subject warrants held in the Trust exercisable within 60 days of January 1, 2012.

(b)	Percent of class:

13.6%. The ownership percentage is based on an aggregate of 80,933,069 shares of Common Stock outstanding, representing (i) 79,322,687 shares outstanding as of the completion of the Issuer’s public offering, as reported in the Issuer’s 424(b) prospectus, dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011, (ii) 1,502,740 subject to options exercisable within 60 days of January 1, 2012, and (iii) 107,642 shares subject to warrants exercisable within 60 days of January 1, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote

11,043,620

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

11,043,620

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012.

/s/ Steven S. Nasiri
Steven S. Nasiri